Exhibit 1

NAVIGATOR HOLDINGS LTD. PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2022 RESULTS

(UNAUDITED)

Highlights

•

Navigator Holdings Ltd. (the “Company”, “we”, “our” and “us”) (NYSE: NVGS) reported operating revenue of $123.3 million for the three months ended December 31, 2022, compared to $132.3 million for the three months ended December 31, 2021. Operating revenue for the year ended December 31, 2022, amounted to $473.8 million, compared to $406.5 million for the year ended December 31, 2021.

•

Net Income was $10.3 million (earnings per share of $0.13) for the three months ended December 31, 2022, compared to a net loss of $40.2 million (loss per share of $0.53) for the three months ended December 31, 2021.

•

Adjusted EBITDA(1) was $59.4 million for the three months ended December 31, 2022, compared to $59.7 million for the three months ended December 31, 2021. Adjusted EBITDA for the year ended December 31, 2022, amounted to $212.7 million, compared to $160.3 million for the year ended December 31, 2021.

•	Fleet utilization was 94.1% for the three months ended December 31, 2022, compared to 91.4% for the three months ended December 31, 2021.

•

The ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Ethylene Export Terminal”) had throughput volumes of approximately 262,835 tons for the three months ended December 31, 2022, compared to 234,024 tons for the three months ended December 31, 2021. The total ethylene throughput volumes for the year ended December 31, 2022, were 987,529 tons.

•	On November 23, 2022, the Company sold its oldest vessel, Navigator Magellan, a 1998 built 22,000 cbm LPG carrier to a third party for $12.7 million.

•

On December 20, 2022, the Company’s joint venture (the “Navigator Greater Bay Joint Venture”) with Greater Bay Gas Co. Ltd. (“Greater Bay”) acquired a 17,000 cbm, 2018-built ethylene capable liquefied gas carrier, Navigator Luna, for $42.25 million. The vessel was financed by borrowing $27.5 million, or 65%, under a term loan facility, and the Company financed its share of the balance from cash on hand.

•

On March 9, 2023, the Company agreed, together with our joint venture partner, to a capital project to expand the Ethylene Export Terminal (the “Expansion Project”) increasing the export capacity to at least 1.55 million tons per year and up to three million tons per year. The total capital contributions required from us to the joint venture that owns the Ethylene Export Terminal (the “Export Terminal Joint Venture”) for the Expansion Project are expected to be approximately $120-130 million, with construction scheduled to be completed in the second half of 2024.

•

The Company initiated a share repurchase program in December 2022. As of March 17, 2023, the Company had purchased and cancelled two million common shares for a total amount of $25.4 million (an average price of $12.57 per share).

•

On March 20, 2023, the Company entered into a new $200.0 million senior secured term loan facility to refinance two existing loan facilities that were due to mature during 2023. The new loan will mature in 2029, and will enable the Company to borrow an additional approx. $65.0 million for general corporate purposes.

The Company’s financial information for the quarter and year ended December 31, 2022, included in this press release is preliminary and unaudited and is subject to change in connection with the completion of the Company’s year-end close procedures and further financial review, including the audit currently underway by the Company’s independent registered public accounting firm. Actual audited results may differ as a result of the completion of the Company’s year-end closing procedures, review adjustments, and other developments that may arise between now and the time such financial information for the year ended December 31, 2022, is finalized.

Share Repurchase Program

On October 18, 2022, the Company announced the Board’s authorization for a share repurchase program of up to $50.0 million of its common stock, to be implemented via open market purchases, privately negotiated transactions, or in accordance with an approved trading plan (under Rule 10b5-1). In December 2022, the Company commenced the share buyback program upon calling the NOK bonds. As of March 17, 2023, the Company had purchased and cancelled two million common shares for a total amount of $25.4 million (an average price of $12.57 per share), leaving $24.6 million remaining from the initial $50.0 million authorization.

Russian Invasion of Ukraine

In February 2022, the Russian attack on Ukraine started. The ongoing conflict may lead to further regional and international conflicts or armed action. The conflict could disrupt supply chains, as we have seen particularly in the availability of ammonia, which has resulted in ammonia being sourced further away from its consumers, thus increasing the demand for our vessels carrying ammonia on longer voyages relative to prior to the invasion. The conflict could cause instability in the global economy and could result in the imposition of further economic sanctions by the United States and the European Union against Russia, which could spread to other nations, including potentially China. While much uncertainty remains regarding the future global impact of the invasion, the tensions could adversely affect our business, financial condition, results of operations and cash flows.

We currently have two charter parties with a Russian counterparty that were entered into in 2012 and which expire in December 2023. These charter parties cannot be prematurely terminated without the consent of both parties unless a counterparty was to become a sanctioned entity or our dealings with that counterparty were to be otherwise prohibited by sanctions, which would render the charters void. As of the date hereunder, the counterparty remains unsanctioned.

We employ many Russian and Ukrainian officers on board our vessels, albeit at a reduced number compared to prior to the Ukrainian conflict, and many of such officers are employed aboard the same vessels. Although we have only experienced solidarity among our officers on board our vessels and we have not experienced any operational issues with such officers, we continue to monitor this situation closely, and there may be governmental restrictions, logistical challenges or an inability to employ either or both nationalities in the future.

Ethylene Export Terminal

The Ethylene Export Terminal commenced full operations in January 2021 with an export capacity of one million tons of ethylene throughput through the terminal annually. For the year ended December 31, 2022, the Ethylene Export Terminal had a throughput of 987,529 metric tons of ethylene, compared to 628,257 tons during 2021. We expect that throughput levels achieved in 2022 would continue into the future. We, together with our joint venture partner have agreed to a capital project to expand the Ethylene Export Terminal (the “Expansion Project”), increasing the export capacity from approximately one million tons per year to at least 1.55 million tons and up to three million tons per year. Long lead items have already been ordered and construction is expected to be completed in the second half of 2024. The total capital contributions required from us to the joint venture that owns the Ethylene Export Terminal (the “Export Terminal Joint Venture”) for the Expansion Project are expected to be approximately $120-130 million, commencing in the first quarter of 2023 and ending in the fourth quarter of 2024, which the Company expects to fund using a combination of cash on hand and additional debt financing.

Shipping Trends

The Company’s vessel utilization through 2022 was in line with expectations, with higher seasonal demand from the LPG segment at the beginning of 2022, combined with long haul, intercontinental ethylene voyages to Asia from the U.S, keeping utilization relatively high during the first quarter of 2022, before the summer months during which less demand is anticipated. Vessel utilization increased again in the fourth quarter of 2022 to approximately 94%, to average the full 2022 year at 89%.

According to broker reports, the handysized semi-refrigerated 12 month market assessment rose in 2022 by 9%, from $680,000 per calendar month (“pcm”) on January 1, 2022 to approximately $750 000 pcm at December 31, 2022. Throughout 2022, handysized fully refrigerated vessel rates rose by 18% from $620,000 pcm at the start of 2022 to $730,000 pcm at the end of 2022.

Throughput in the Ethylene Export Terminal achieved the approximate nameplate capacity at 987,500 metric tons during 2022, averaging approximately 83,000 metric tons of ethylene throughput per month. The primary destination of the U.S. cargo was to Europe from February 2022 to September 2022, resulting in shorter voyages and less ton mile for much of the 2022 year, which had the effect of reduced demand for ethylene capable vessels, softening the market, particularly through the summer months of 2022, lower utilization and lower rates. However, the ethylene price arbitrage between the U.S. and Asia opened later in 2022 year, resulting in the majority of terminal output being transported on longer voyages to Asia. A roundtrip voyage between Houston and Asia is typically approximately 75 to 80 days, compared to approximately 35 days for a roundtrip between Houston and Europe.

Vessel utilization also increased during 2022 as result of the geopolitical conflict around Ukraine. The Port of Yuzhne (Yuzhnyy) in Ukraine is the provider of approximately 15% of global seaborne ammonia, and as a result of the conflict, this port was closed, resulting in that source of ammonia being removed from the market. In addition, because natural gas is the feedstock for ammonia production in Europe, natural gas prices increased significantly, making ammonia production in Europe uncompetitive, which had the effect of increased imports from further distances, for example, Southeast Asia, North Asia, Australia and the U.S. Gulf. This had the effect of doubling the number of our vessels trading in ammonia during 2022, from five vessels at the beginning of the year, to ten vessels at the end of 2022.

At December 31, 2022 the newbuild orderbook for handysize vessels stood at two vessels, which constitutes approximately 1.5% of the current global handysize fleet. A low incremental supply of vessels is beneficial to the market, potentially enabling increased freight rates. Any new handysize vessel orders would now not be delivered until 2026, due to shipyard capacity, which provides full visibility for the supply of vessels over the coming years.

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•

We have been significantly increasing the size of our fleet. In August 2021, the Company entered into a transaction (the “Ultragas Transaction”) with Naviera Ultranav Limitada (“Ultranav”) to combine the fleet and business activities of Ultragas ApS (“Ultragas”) with Navigator, by acquiring two entities, Othello Shipping Company S.A. with its then 18 wholly-owned vessel owning entities and Ultragas, (renamed Navigator Gas Denmark Aps,), the vessels’ operator and with its subsidiary Ultraship, (renamed Navigator Shipmanagement Denmark ApS,), the in-house technical manager and associated entities UltraShip Crewing and Unigas Intl B.V. and the Unigas pool. The acquired fleet comprised:

•	seven modern 22,000cbm handysize semi-refrigerated vessels;

•

five smaller 12,000cbm ethylene vessels and six gas carriers in the 3,770-9,000 cbm range, two of which were subsequently sold, and eight of which are ethylene capable. The existing nine vessels are commercially managed by the Unigas Pool.

•

We will have different financing arrangements. Our current financing arrangements may not be representative of our historical arrangements or the arrangements we will enter into in the future. We may amend our existing credit facilities or enter into other financing arrangements.

•

In August 2021, as part of the Ultragas Transaction, the Company assumed the loan facilities relating to the vessels acquired, consisting of five bank loans, secured on a total of 13 of the 18 vessels acquired.

•

In December 2022, the Company entered into a new $151.3 million term credit facility to part finance the vessels acquired or expected to be acquired by the Navigator Greater Bay Joint Venture. As of December 31, 2022, we had drawn down $27.5 million, with a further $27.8 million drawn in the first quarter of 2023, coinciding with the joint venture’s acquisition of the a second Greater Bay vessel.

•	In December 2022, the Company repaid in full the NOK 600 million senior secured bonds (with an early redemption premium of 1.79%). The bonds incurred interest at NIBOR plus 6%.

•

Our results are affected by fluctuations in the fair value of our derivative instruments. The change in the fair value of our derivative instruments is included in our net income, which has fluctuated significantly in 2022 as forward interest rates have increased significantly.

Results of Operations for the Three Months Ended December 31, 2022, Compared to the Three Months Ended December 31, 2021 (Unaudited)

The following table compares our operating results for the three months ended December 31, 2022, and 2021:

	Three Months Ended December 31, 2021	Three Months Ended December 31, 2022	Percentage Change
	(in thousands, except percentages)
Operating revenues	$105,176	$105,115	(0.1%)
Operating revenues – Unigas Pool	18,849	11,837	(37.2%)
Operating revenues – Luna Pool collaborative arrangements	8,265	6,333	(23.4%)

Total operating revenues	$132,290	$123,285	(6.8%)
Operating expenses:
Brokerage commissions	1,472	1,494	1.5%
Voyage expenses	21,873	16,865	(22.9%)
Voyage expenses – Luna Pool collaborative arrangements	6,346	5,533	(12.8%)
Vessel operating expenses	40,417	43,924	8.7%
Depreciation and amortization	25,686	30,559	19.0%
Impairment losses on vessels	63,581	—	—
Profit from sale of vessels	—	(4,363)	—
General and administrative costs	9,055	8,389	(7.4%)
Other income	(109)	(105)	(3.7%)

Total operating expenses	$168,321	$102,296	(39.2%)

Operating income / (loss)	$(36,031)	$20,989	—
Other income/(expense)
Foreign currency exchange gain/(loss) on senior secured bonds	436	(5,969)	—
Realized gain on cross currency interest rate swap	—	6,888	—
Unrealized gain/(loss) on non-designated derivative instruments	740	(471)	—
Interest expense	(10,701)	(13,983)	30.7%
Loss on repayment of senior bonds	—	(1,102)	—
Write off of deferred financing costs	—	(212)	—
Interest income	138	713	416.7%

Income/(loss) before income taxes and share of result of equity method investments	$(45,418)	$6,853	—
Income taxes	(1,188)	(4,459)	275.3%
Share of result of equity method investments	6,449	7,861	21.9%

Net income /(loss)	$(40,157)	$10,255	—
Net income attributable to non-controlling interests	(576)	(287)	(50.2%)

Net income/(loss) attributable to stockholders of Navigator Holdings Ltd.	$(40,733)	$9,968	—

Operating Revenues. Operating revenues, net of address commissions, was $105.1 million for the three months ended December 31, 2022, compared to $105.2 million for the three months ended December 31, 2021. This slight decrease was primarily due to:

•

a decrease in operating revenues of approximately $5.0 million, primarily as a result of a decrease in pass through voyage costs for the three months ended December 31, 2022, compared to the three months ended December 31, 2021. This decrease is due to a greater percentage of our vessels being on time charters, relative to voyage charters, during the three months ended December 31, 2022, compared to the three months ended December 31, 2021;

•

a decrease in operating revenues of approximately $1.7 million attributable to a decrease in vessel available days of 84 days, or 2.1% for the three months ended December 31, 2022, compared to the three months ended December 31, 2021;

•

an increase in operating revenues of approximately $4.0 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $718,469 per vessel per calendar month ($23,621 per day) for the three months ended December 31, 2022, compared to an average of approximately $684,278 per vessel per calendar month ($22,497 per day) for the three months ended December 31, 2021; and

•

an increase in operating revenues of approximately $2.6 million attributable to an increase in fleet utilization which rose to 94.1% for the three months ended December 31, 2022, compared to 91.4% for the three months ended December 31, 2021.

The following table presents selected operating data for the three months ended December 31, 2021, and 2022, which we believe are useful in understanding the basis for movement in our operating revenues. It does not include our nine owned smaller vessels in the independent commercially managed Unigas Pool or the four vessels in the Luna Pool owned by Pacific Gas as of December 31, 2022.

	Three Months Ended December 31, 2021	Three Months Ended December 31, 2022
Fleet Data:
Weighted average number of vessels	45.0	43.7
Ownership days	4,140	4,021
Available days	4,052	3,968
Earning days	3,703	3,736
Fleet utilization	91.4%	94.1%
Average daily time charter equivalent rate (*)	$22,497	$23,621

*

Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of earning days for the relevant period. TCE rates exclude the effects of the collaborative arrangements, as earning days and fleet utilization, on which TCE rates are based, are calculated for our owned vessels, and not the average of all pool vessels. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include the average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenues to TCE rate

The following table presents a reconciliation of operating revenues to TCE rate. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended December 31, 2021	Three Months Ended December 31, 2022
	(in thousands, except earning days and average daily time charter equivalent rate)
Fleet Data:
Operating revenues (excluding collaborative arrangements)	$105,176	$105,115
Voyage expenses (excluding collaborative arrangements)	21,873	16,865

Operating revenues less Voyage expenses	83,303	88,250

Earning days	3,703	3,736
Average daily time charter equivalent rate	$22,497	$23,621

Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $11.8 million for the three months ended December 31, 2022, compared to $18.8 million for the three months ended December 31, 2021, and represents our share of the revenues earned from our nine vessels operating within the Unigas Pool, based on agreed pool points.

Operating Revenues – Luna Pool Collaborative Arrangements. Pool earnings are aggregated and then allocated (after deducting pool overheads and managers’ fees) to the Pool Participants in accordance with the Pooling Agreement. Operating revenues—Luna Pool collaborative arrangements were $6.3 million for the three months ended December 31, 2022, compared to $8.3 million for the three months ended December 31, 2021, and which represents our share of pool net revenues generated by the other participant’s vessels in the pool. The Luna Pool, which comprises a total of 14 ethylene vessels focuses on the transportation of ethylene and ethane to meet the growing demands of our customers.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenues, remained at $1.5 million for the three months ended December 31, 2022 and 2021, in line with operating revenues on which brokerage commissions are based.

Voyage Expenses. Voyage expenses decreased by $5.0 million or 22.9% to $16.9 million for the three months ended December 31, 2022, from $21.9 million for the three months ended December 31, 2021. These voyage expenses are pass-through costs, corresponding to a decrease in operating revenues of the same amount. The decrease was as a result of more vessels on time charters and therefore fewer vessels undertaking voyage charters.

Voyage Expenses – Luna Pool Collaborative Arrangements. Voyage expenses – Luna Pool collaborative arrangements were $5.5 million for the three months ended December 31, 2022, compared to $6.3 million for the three months ended December 31, 2021. These voyages expenses – Luna Pool collaborative arrangements represent the other participant’s share of pool net revenues generated by our vessels in the pool. The net effect after deducting operating revenues – Luna Pool collaborative arrangements was that the other participant’s vessels contributed $0.8 million to our vessels in the Luna Pool for the three months ended December 31, 2022, compared to $1.9 million for the three months ended December 31, 2021.

Vessel Operating Expenses. Vessel operating expenses increased by $3.5 million or 8.7% to $43.9 million for the three months ended December 31, 2022, from $40.4 million for the three months ended December 31, 2021. Average daily vessel operating expenses increased by $1,059 per vessel per day, or 12.9%, to $9,058 per vessel per day for the three months ended December 31, 2022, compared to $7,999 per vessel per day for the three months ended December 31, 2021.

Depreciation and Amortization. Depreciation and amortization increased by $4.9 million or 19% to $30.6 million for the three months ended December 31, 2022, from $25.7 million for the three months ended December 31, 2021. This increase is primarily as a result of the change in the expected useful life of the vessels in the fleet from 30 years to 25 years on January 1, 2022.

Impairment Losses on Vessels. No impairment was incurred for the three months December 31, 2022 compared to impairment losses on vessels of $63.6 million for the three months ended December 31, 2021, following an impairment review on which the estimated useful life of the vessels was reduced from 30 years to 25 years. These impairment losses relate to a write down of the carrying values of eight vessels.

General and Administrative Costs. General and administrative costs decreased by $0.7 million or 7.4% to $8.4 million for the three months ended December 31, 2022, from $9.1 million for the three months ended December 31, 2021, primarily as a result of decreases in severance costs and legal and other costs relating to the Ultragas Transaction incurred during the three months ended December 31, 2021.

Other Income. Other income was $0.1 million for both the three months ended December 31, 2022 and 2021 and consists of that portion of the management fees for commercial and administrative activities performed by the Company for the Luna Pool relating to the other participant’s vessels.

Non-operating Results

Foreign Currency Exchange Gain/(Loss) on Senior Secured Bonds. Exchange gains and losses relate to movements on our 2018 Bonds which are denominated in Norwegian Kroner. The foreign currency exchange loss on translation of $6.0 million for the year ended December 31, 2022, was a result of the Norwegian Kroner strengthening against the U.S. Dollar, to NOK 9.76 to USD 1.0 as of December 23, 2022, when the bonds were fully redeemed, compared to NOK 10.9 to USD 1.0 as of September 30, 2022. This compares to a foreign currency exchange gain on translation of $0.4 million for the year ended December 31, 2021, as the Norwegian Kroner weakened against the U.S. Dollar, being NOK 8.80 to USD 1.0 as of December 31, 2021 compared to NOK 8.75 to USD 1.0 as of September 30, 2021.

Realized Gain on Cross Currency Interest Rate Swap. The realized gain of $6.9 million on cross currency interest rate swap related to the movement in the fair value of our cross-currency interest rate swap between September 30, 2022 and the actual value of the swap on December 23, 2022, when our 2018 Bonds, on which the swap was based, were redeemed. The gain is primarily due to the strengthening of the Norwegian Kroner against the U.S. Dollar.

Unrealized Gains/(losses) on Non-designated Derivative Instruments. The unrealized loss on non-designated derivative instruments of $0.5 million for the three months ended December 31, 2022 relates to the fair value movement in our interest rate swaps, compared to a unrealized gain of $0.7 million for the three months ended December 31, 2021.

Interest Expense. Interest expense increased by $3.2 million, or 30.7%, to $14.0 million for the three months ended December 31, 2022, from $10.7 million for the three months ended December 31, 2021. The increase was primarily due to significant increases in U.S. LIBOR and SOFR for the three months ended December 2022 relative to the three months ended December 31, 2021.

Loss on repayment of senior bonds. In connection with the redemption of the 2018 NOK Bonds, pursuant to which we redeemed all of the outstanding principal amount on December 23, 2022, there was $1.1 million in redemption premium charges.

Write off of Deferred Financing Costs. The write off of deferred financing costs of $0.2 million for the year ended December 31, 2022, related to the write off of the unamortized portion of the deferred financing costs at the time of the redemption of our 2018 Bonds.

Income Taxes. Income taxes relate to taxes on our subsidiaries incorporated in the United States of America, for the earnings from the Ethylene Export Terminal; in the United Kingdom and Poland for management and other fees from affiliates; in Denmark, for Danish tonnage tax, in Singapore for interest earned from loans to our variable interest entity in Indonesia; and our consolidated variable interest entity (“VIE”), incorporated in Malta. For the three months ended December 31, 2022, we had a tax charge of $4.5 million compared to taxes of $1.2 million for the three months ended December 31, 2021, primarily as a result of non-cash taxes on our portion of the profits from the Ethylene Export Terminal.

Share of Result of Equity Accounted Joint Ventures. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was income of $7.9 million for the three months ended December 31, 2022, compared to an income of $6.4 million for the three months ended December 31, 2021. This increase is primarily as a result of increased volumes exported through the Ethylene Export Terminal.

Non-Controlling Interest. We have entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. Although we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. The net income attributable to the financial institution of $0.3 million for the year ended December 31, 2022 and $0.6 million for the year ended December 31, 2021 is presented as non-controlling interest in our financial results.

Results of Operations for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2022 (Unaudited)

The following table compares our operating results for the years ended December 31, 2021 and 2022:

	Year Ended December 31, 2021	Year Ended December 31, 2022	Percentage Change
	(in thousands, except percentages)
Operating revenues	$352,922	$405,346	14.9%
Operating revenues – Unigas Pool	27,004	46,345	71.6%
Operating revenues – Luna Pool collaborative arrangements	26,555	22,101	(16.8%)

Total operating revenues	$406,481	$473,792	16.6%
Operating expenses:
Brokerage commissions	4,802	5,900	22.9%
Voyage expenses	71,953	78,674	9.3%
Voyage expenses – Luna Pool collaborative arrangements	20,913	20,716	(0.9%)
Vessel operating expenses	131,183	159,266	21.4%
Depreciation and amortization	88,486	126,220	42.6%
Impairment losses on vessels	63,581	—	—
Profit from sale of vessels	—	(4,721)	—
General and administrative costs	28,881	27,439	(5.0%)
Other income	(367)	(364)	(0.8%)

Total operating expenses	$409,432	$413,130	0.9%

Operating income / (loss)	$(2,951)	$60,662	—
Other income/(expense)
Foreign currency exchange gain on senior secured bonds	2,146	6,589	207.0%
Realized loss on cross currency interest rate swap	—	(6,270)	—
Unrealized gain on non-designated derivative instruments	791	25,124	3076.2%
Interest expense	(38,682)	(50,840)	31.4%
Loss on repayment of senior bonds	—	(1,102)	—
Write off of deferred financing costs	—	(212)	—
Interest income	302	1,082	258.3%

Income/(loss) before income taxes and share of result of equity method investments	$(38,394)	$35,033	—
Income taxes	(1,969)	(5,949)	202.1%
Share of results of equity method investments	11,147	25,794	131.4%

Net income /(loss)	$(29,216)	$54,878	—
Net income attributable to non-controlling interests	(1,748)	(1,405)	(19.6%)

Net income/(loss) attributable to stockholders of Navigator Holdings Ltd.	$(30,964))	$53,473	—

Operating Revenues. Operating revenues, net of address commissions, increased by $52.4 million or 14.9% to $405.3 million for the year ended December 31, 2022, from $352.9 million for the year ended December 31, 2021. This increase was primarily due to:

•

an increase in operating revenues of approximately $23.5 million attributable to an increase in vessel available days of 1,216 days, or 8.4% for the year ended December 31, 2022, compared to the year ended December 31, 2021. This increase in available days is primarily as a result of seven additional acquired handysize vessels as part of the Ultragas Transaction being part of the fleet for the twelve months ended December 31, 2022, compared to five months for the year ended December 31, 2021;

•

an increase in operating revenues of approximately $16.1 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of $23,317 per vessel per day ($709,236 per vessel per calendar month) for the year ended December 31, 2022, compared to an average of approximately $22,145 per vessel per day ($673,575 per vessel per calendar month) for the year ended December 31, 2021;

•

an increase in operating revenues of approximately $6.1 million attributable to an increase in fleet utilization which rose to 89.0% for the year ended December 31, 2022, compared to 87.4% for the year ended December 31, 2021; and

•

an increase in operating revenues of approximately $6.7 million primarily attributable to an increase in pass through voyage costs, associated with the additional vessels joining the fleet during the year ended December 31, 2022, compared to the year ended December 31, 2021.

The following table presents selected operating data for the years ended December 31, 2021 and 2022, which we believe are useful in understanding the basis for movements in operating revenues. It does not include our nine owned smaller vessels in the independent commercially managed Unigas Pool or the four Pacific Gas owned vessels in our Luna Pool as of December 31, 2022:

Fleet Data:	Year Ended December 31, 2021	Year Ended December 31, 2022
Weighted average number of vessels	40.9	43.9
Ownership days	14,941	16,047
Available days	14,525	15,741
Earning days	12,688	14,010
Fleet utilization	87.4%	89.0%
Average daily time charter equivalent rate (*)	$22,145	$23,317

*

Non-GAAP Financial Measure -Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of earning days for the relevant period. TCE rates exclude the effects of the collaborative arrangements, as earning days and fleet utilization, on which TCE rates are based, are calculated for our owned vessels, and not the average of all pool vessels. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include the average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenues to TCE rate

The following table presents a reconciliation of operating revenues to TCE rate. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

Fleet Data:	Year Ended December 31, 2021	Year Ended December 31, 2022
Operating revenues (excluding collaborative arrangements) (in thousands)	$352,922	$405,346
Voyage expenses (excluding collaborative arrangements) (in thousands)	71,953	78,674

Operating revenues less Voyage expenses (in thousands)	$280,969	$326,672

Earning days	12,688	14,010
Average daily time charter equivalent rate	$22,145	$23,317

Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $46.3 million for the year ended December 31, 2022, and represents our share of the revenue earned from our vessels operating within the Unigas Pool, based on agreed pool points, compared to $27.0 million for the year ended December 31, 2021. This increase was primarily a result of these vessels being acquired as part of the Ultragas Transaction in August 2021 and therefore there were only approximately five months of operating revenue included for the year ended December 31, 2021.

Operating Revenues – Luna Pool Collaborative Arrangements. Operating revenues – Luna Pool collaborative arrangements was $22.1 million for the year ended December 31, 2022, compared to $26.6 million for the year ended December 31, 2021. Operating revenues – Luna Pool collaborative arrangements represent our share of pool net revenues generated by the other participant’s vessels in the pool. The decrease was principally due to lower utilization and charter rates achieved by the other participant’s vessels for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of revenue, increased by 22.9% to $5.9 million for the year ended December 31, 2022, compared to $4.8 million for the year ended December 31, 2021. This increase was primarily due to an increase in operating revenues on which brokerage commissions are based.

Voyage Expenses. Voyage expenses increased by 9.3% to $78.7 million for the year ended December 31, 2022, from $72.0 million for the year ended December 31, 2021. The increase is primarily due to additional voyage expenses for the increased number of vessels in the fleet for the year ended December 31, 2022, compared to the year ended December 31, 2021. These voyage expenses are pass through costs, corresponding to an increase in operating revenues of the same amount.

Voyage Expenses – Luna Pool Collaborative Arrangements. Voyage expenses – Luna Pool collaborative arrangements were $20.7 million for the year ended December 31, 2022, compared to $20.9 million for the year ended December 31, 2021. Voyage expenses – Luna Pool collaborative arrangements represent the other participant’s share of pool net revenues generated by our vessels in the pool. The net effect after deducting voyage expenses – Luna Pool collaborative arrangements from operating revenues – Luna Pool collaborative arrangements was that the other participant’s vessels contributed $0.4 million to our vessels in the Luna Pool for the year ended December 31, 2022 compared to $5.6 million for the year ended December 31, 2021.

Vessel Operating Expenses. Vessel operating expenses increased by 21.4% to $159.3 million for the year ended December 31, 2022, from $131.2 million for the year ended December 31, 2021, primarily as a result of additional vessels in the fleet. Average daily vessel operating expenses increased by $256 per vessel per day, or 3.2%, to $8,210 per vessel per day for the year ended December 31, 2022, compared to $7,954 per vessel per day for the year ended December 31, 2021.

Depreciation and Amortization. Depreciation and amortization increased by $37.7 million or 42.6% to $126.2 million for the year ended December 31, 2022, from $88.5 million for the year ended December 31, 2021. Of this increase, $12.8 million was as a result of additional vessels in the fleet for the year ended December 31, 2022 compared to the year ended December 31, 2021 and $24.9 million was as a result of the change of estimated useful lives of the vessels from 30 years to 25 years on January 1, 2022. Depreciation and amortization included amortization of capitalized drydocking costs of $18.0 million and $11.6 million for the year ended December 31, 2022 and 2021 respectively.

Impairment Losses on Vessels. There were no impairment losses on vessels for the year ended December 31, 2022, compared to $63.6 million for the year end December 31, 2021. The impairment losses for the year ended December 31, 2021, were due to an impairment review on which the estimated useful life of the vessels was reduced from 30 years to 25 years. These impairment losses related to a write down of the carrying values of eight vessels.

General and Administrative Costs. General and administrative costs decreased by $1.5 million or 5.0% to $27.4 million for the year ended December 31, 2022, from $28.9 million for the year ended December 31, 2021. The decrease in general and administrative costs was primarily due to the non recurrence of costs associated with the closure of our New York office during the year ended December 31, 2022 and severance costs and legal and other costs incurred relating to the Ultragas Transaction during the year ended December 31, 2021.

Other Income. Other income was $0.4 million for both the years ended December 31, 2022 and 2021, and consists of that portion of the management fees for commercial and administrative activities performed by the Company for the Luna Pool relating to the other participant’s vessels.

Non-operating Results

Foreign Currency Exchange Gain on Senior Secured Bonds. Exchange gains relate to movements on our 2018 Bonds which are denominated in Norwegian Kroner. The foreign currency exchange gain on translation of $6.6 million for the year ended December 31, 2022, was a result of the Norwegian Kroner weakening against the U.S. Dollar, to NOK 9.76 to USD 1.0 as of December 23, 2022, when the bonds were fully redeemed, compared to NOK 8.80 to USD 1.0 as of December 31, 2021.

Realized Loss on Cross Currency Interest Rate Swap. The realized loss of $6.3 million on cross currency interest rate swap related to the movement in the fair value of our cross-currency interest rate swap between December 31, 2021 and the actual value of the swap on December 23, 2022, when our 2018 Bonds, on which the swap was based, were redeemed. The loss is primarily due to the weakening of the Norwegian Kroner against the U.S. Dollar. An unrealized loss on our cross-currency interest rate swap for the year ended December 31, 2021, was $2.2 million.

Unrealized Gain on Non-designated Derivative Instruments. The unrealized gain of $25.1 million on non-designated derivative instruments relates to the fair value movement in our interest rate swaps for the year ended December 31, 2022 as a result of increases in U.S LIBOR forward rates, relative to fixed rates in our interest rate swaps. This compares to an unrealized gain on our interest rate swap for the year ended December 31, 2021 of $3.1 million.

Interest Expense. Interest expense increased by $12.2 million, or 31.4%, to $50.8 million for the year ended December 31, 2022, from $38.7 million for the year ended December 31, 2021. The increase was primarily due to a significant increases in U.S. LIBOR and SOFR during the year ended December 2022 as well as interest expense for the additional $192.7 million of debt assumed as part of the Ultragas Transaction in August 2021.

Loss on repayment of senior bonds. In connection with the redemption of our 2018 Bonds, pursuant to which we redeemed all of the outstanding principal amount on December 23, 2022, there was $1.1 million in redemption premium charges.

Write off of Deferred Financing Costs. The write off of deferred financing costs of $0.2 million for the year ended December 31, 2022, related to the write off of the unamortized portion of the deferred financing costs at the time of the redemption of our 2018 Bonds.

Income Taxes. For the year ended December 31, 2022, we incurred taxes of $5.9 million, an increase of $4.0 million compared to taxes of $2.0 million for the year ended December 31, 2021. Income taxes relate to taxes on our subsidiaries incorporated in the United States of America, for the earnings from the Ethylene Export Terminal; in the United Kingdom and Poland for management and other fees from affiliates; in Denmark, for Danish tonnage tax, in Singapore for interest earned from loans to our variable interest entity in Indonesia; and our consolidated VIE, incorporated in Malta. This increase in income taxes for the year ended December 31, 2022 is primarily as a result of deferred tax on the improved earnings from the Ethylene Export Terminal.

Share of Result of Equity Method Investments. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was income of $25.8 million for the year ended December 31, 2022, compared to $11.1 million for the year ended December 31, 2021. This increase is primarily as a result of increased volumes exported through the Ethylene Export Terminal, which were 987,529 tons for the year ended December 31, 2022 compared to 628,257 tons for the year ended December 31, 2021.

Non-Controlling Interest. We have entered into a sale and leaseback arrangement in November 2019 with the lessor SPV. Although we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. The net income attributable to the financial institution of $1.4 million for the year ended December 31, 2022 and $1.7 million for the year ended December 31, 2021 is presented as non-controlling interest in our financial results.

We own a 25% and 40% share respectively in the equity of Ultraship Crewing Philippines Inc. (“UCPI”, “UltraShip Crewing”) and Ultraship Services Philippines Inc. (“USPI”). These companies are established primarily to provide marine services as principals or agent to ship owners engaged in international maritime business, and business support services, respectively. The Company has determined that it has a variable interest in UCPI and USPI as it is considered to be the primary beneficiary as a result of having a controlling financial interest in the entities and has the power to direct the activities that most significantly impact UCPI’s and USPI’s economic performance. The net income attributable to the non-controlling interest in these entities of $0.1 million for both the years ended December 31, 2022 and 2021 is presented as non-controlling interest in our financial results.

Reconciliation of Non-GAAP Financial Measures

The following table sets forth a reconciliation of net income to EBITDA and Adjusted EBITDA for the three months and year ended December 31, 2021 and 2022:

	Three months ended		Year ended
	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
	(in thousands)		(in thousands)
Net income/(loss)	$(40,157)	$10,255	$(29,216)	$54,878
Net interest expense	10,563	13,270	38,380	49,758
Income taxes	1,188	4,459	1,969	5,949
Depreciation and amortization	25,686	30,559	88,486	126,220

EBITDA (1)	$(2,720)	$58,543	$99,620	$236,805
Foreign currency exchange (gain)/loss on senior secured bonds	(436)	5,969	(2,146)	(6,589)
Realized (gain)/loss on the cross currency interest rate swap	—	(6,888)	—	6,270
Unrealized loss/(gain) on non-designated derivative instruments	(740)	471	(791)	(25,124)
Loss on repayment of bonds	—	1,102	—	1,102
Write off of deferred financing costs	—	212	—	212
Impairment losses on vessels	63,581	—	63,581	—

Adjusted EBITDA(1)	$59,685	$59,409	$160,264	$212,676

1 EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP (non-GAAP financial measures). EBITDA represents net income before net interest expense, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before foreign currency exchange gain or loss on senior secured bonds, realized gain or loss on cross currency interest rate swap, unrealized gain or loss on non-designated derivative instruments, loss on repayment of bonds, write off of deferred financing costs and vessel impairment losses. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to consolidated net income, cash generated from operations or any measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies.

Our Fleet

The following table sets forth our vessels as of March 17, 2023:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Ethylene/ethane capable semi-refrigerated midsize
Navigator Aurora	2016	37,300	Time Charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2026
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2026
Navigator Prominence	2017	37,300	Time Charter	Ethane	March 2025

Ethylene/ethane capable semi-refrigerated handysize
Navigator Orion*	2000	22,085	Spot Market	—	—
Navigator Pluto*	2000	22,085	Spot Market	Ethylene	—
Navigator Saturn*	2000	22,085	Time Charter	LPG	March 2023
Navigator Venus*	2000	22,085	Spot Market	Ethylene	—
Navigator Atlas*	2014	21,000	Spot Market	Ethylene	—
Navigator Europa*	2014	21,000	Spot Market	Ethylene	—
Navigator Oberon*	2014	21,000	Spot Market	Ethylene	—
Navigator Triton*	2015	21,000	Spot Market	Ethylene	—
Navigator Umbrio*	2015	21,000	Spot Market	Ethylene	—
Navigator Luna*	2018	17,000	Dyrdock	—	—
Navigator Solar*	2018	17,000	Spot Market	Ethylene	—

Ethylene/ethane capable semi-refrigerated smaller size
Happy Condor**	2008	9,000	Unigas Pool	—	—
Happy Pelican**	2012	6,800	Unigas Pool	—	—
Happy Penguin**	2013	6,800	Unigas Pool	—	—
Happy Kestrel**	2013	12,000	Unigas Pool	—	—
Happy Osprey**	2013	12,000	Unigas Pool	—	—
Happy Peregrine**	2014	12,000	Unigas Pool	—	—
Happy Albatross**	2015	12,000	Unigas Pool	—	—
Happy Avocet**	2017	12,000	Unigas Pool	—	—

Semi-refrigerated handysize
Navigator Aries	2008	20,750	Time Charter	LPG	January 2024
Navigator Capricorn	2008	20,750	Time Charter	LPG	April 2023
Navigator Gemini	2009	20,750	Time Charter	LPG	March 2023
Navigator Pegasus	2009	22,200	Time Charter	Propylene	June 2023
Navigator Phoenix	2009	22,200	Time Charter	Ammonia	August 2023
Navigator Scorpio	2009	20,750	Time Charter	LPG	January 2024
Navigator Taurus	2009	20,750	Time Charter	Ammonia	July 2023
Navigator Virgo	2009	20,750	Time Charter	LPG	April 2023
Navigator Leo	2011	20,600	Time Charter	LPG	December 2023
Navigator Libra	2012	20,600	Time Charter	LPG	December 2023
Atlantic Gas	2014	22,000	Spot Market	—	—
Adriatic Gas	2015	22,000	Time Charter	LPG	November 2023
Balearic Gas	2015	22,000	Spot Market	—	—

Celtic Gas	2015	22,000	Time Charter	LPG	April 2023
Navigator Centauri	2015	21,000	Time Charter	LPG	May 2023
Navigator Ceres	2015	21,000	Time Charter	LPG	June 2023
Navigator Ceto	2016	21,000	Time Charter	LPG	May 2023
Navigator Copernico	2016	21,000	Time Charter	LPG	June 2023
Bering Gas	2016	22,000	Spot Market	Butadiene	—
Navigator Luga	2017	22,000	Time Charter	LPG	July 2023
Navigator Yauza	2017	22,000	Time Charter	LPG	July 2023
Arctic Gas	2017	22,000	Time Charter	LPG	April 2023
Pacific Gas	2017	22,000	Time Charter	LPG	November 2023
Semi-refrigerated smaller size
Happy Falcon**	2002	3,770	Unigas Pool	—	—
Fully-refrigerated
Navigator Glory	2010	22,500	Time Charter	Ammonia	June 2025
Navigator Grace	2010	22,500	Time Charter	Ammonia	January 2024
Navigator Galaxy	2011	22,500	Time Charter	Ammonia	December 2023
Navigator Genesis	2011	22,500	Time Charter	Ammonia	January 2024
Navigator Global	2011	22,500	Time Charter	LPG	April 2023
Navigator Gusto	2011	22,500	Time Charter	Ammonia	April 2023
Navigator Jorf	2017	38,000	Time Charter	Ammonia	August 2027

*	denotes our owned vessels that operate within the Luna Pool
**	denotes our owned vessels that operate within the independently managed Unigas Pool

Conference Call Details:

Tomorrow, Tuesday, March 21, 2023, at 10:00 A.M. E.D.T., the Company’s management team will host a Zoom conference call and slide presentation to discuss the preliminary financial results.

Zoom Conference Call Details

Participants should register for the conference call and slide presentation through the following link: https://us06web.zoom.us/webinar/register/WN_Nr0RrRCYQg67exxUeqy5cw

Or join by phone:

United States:                 +1 929 205 6099

United Kingdom:            +44 330 088 5830

For a full list of US and international numbers available, please click on the link below:

International numbers

Webinar ID: 885 2239 5790

Passcode: 474409

The conference call and slide presentation will be available for replay on Navigator’s website (www.navigatorgas.com) under Key Dates and All Reports in the Investors Centre section.

Navigator Gas:

Investor Relations investorrelations@navigatorgas.com or randy.giveans@navigatorgas.com

Houston: 1201 Fannin St, Suite 262, Houston, Texas USA 77002. Tel: +1 713 373 6197.

London: 10 Bressenden Place, London, SW1E 5DH. Tel +44 (0)20 7340 4850

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet consists of 54 semi- or fully-refrigerated liquefied gas carriers. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator Holdings Ltd.

Consolidated Balance Sheets

(Unaudited)

	December 31, 2021	December 31, 2022
	(in thousands, except share data)
Assets
Current assets
Cash, cash equivalents and restricted cash	$124,223	$153,194
Accounts receivable, net of allowance for credit losses	31,906	14,319
Accrued income	6,150	13,294
Prepaid expenses and other current assets	16,293	21,151
Bunkers and lubricant oils	13,171	8,548
Insurance receivable	6,857	1,452
Amounts due from related parties	16,736	16,363

Total current assets	215,336	228,321
Non-current assets
Vessels, net	1,763,252	1,692,494
Assets held for sale	25,944	—
Property, plant and equipment, net	330	198
Intangible assets, net of accumulated amortization of $172 (December 31, 2021: $387)	400	239
Equity method investments	150,209	148,534
Derivative assets	579	21,955
Right-of-use asset for operating leases	923	3,625
Prepaid expenses and other non- current assets	452	1,372

Total non-current assets	1,942,089	1,868,417

Total assets	$2,157,425	$2,096,738

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$148,570	$209,833
Current portion of operating lease liabilities	381	219
Accounts payable	11,600	7,773
Accrued expenses and other liabilities	20,247	24,866
Accrued interest	5,211	4,211
Deferred income	18,510	23,108
Amounts due to related parties	224	595

Total current liabilities	204,743	270,605

Non-current liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	604,790	497,514
Senior secured bond, net of deferred financing costs	67,688	—
Senior unsecured bond, net of deferred financing costs	98,551	98,943
Derivative liabilities	8,800	—
Operating lease liabilities, net of current portion	522	4,032
Deferred tax liabilities	—	4,092
Amounts due to related parties	54,877	48,140

Total non-current liabilities	835,228	652,721

Total Liabilities	1,039,971	923,326
Commitments and contingencies
Stockholders’ equity
Common stock—$0.01 par value per share; 400,000,000 shares authorized; 76,804,474 shares issued and outstanding, (December 31, 2021: 77,180,429)	772	769
Additional paid-in capital	797,324	798,188
Accumulated other comprehensive loss	(253)	(463)
Retained earnings	316,008	364,000

Total Navigator Holdings Ltd. stockholders’ equity	1,113,851	1,162,494
Non-controlling interest	3,603	10,918

Total equity	1,117,454	1,173,412

Total liabilities and equity	$2,157,425	$2,096,738

Navigator Holdings Ltd.

Consolidated Statements of Operations

(Unaudited)

	Three months ended December 31, 2021	Three months ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2022
	(in thousands, except per share data)
Revenues
Operating revenues	$105,176	$105,115	$352,922	$405,346
Operating revenues—Unigas Pool	18,849	11,837	27,004	46,345
Operating revenues—Luna Pool collaborative arrangements	8,265	6,333	26,555	22,101

Total operating revenues	$132,290	$123,285	406,481	473,792

Expenses
Brokerage commissions	1,472	1,494	4,802	5,900
Voyage expenses	21,873	16,865	71,953	78,674
Voyage expenses—Luna Pool collaborative arrangements	6,346	5,533	20,913	20,716
Vessel operating expenses	40,417	43,924	131,183	159,266
Depreciation and amortization	25,686	30,559	88,486	126,220
Impairment losses on vessels	63,581	—	63,581	—
Profit from sale of vessels	—	(4,363)	—	(4,721)
General and administrative costs	9,055	8,389	28,881	27,439
Other income	(109)	(105)	(367)	(364)

Total operating expenses	$168,321	$102,296	409,432	413,130

Operating income/(loss)	$(36,031)	$20,989	(2,951)	60,662
Other income/(expense)
Foreign currency exchange gain/(loss) on senior secured bonds	436	(5,969)	2,146	6,589
Realized gain/(loss) on cross currency interest rate swap	—	6,888	—	(6,270)
Unrealized gain on non-designated derivative instruments	740	(471)	791	25,124
Interest expense	(10,701)	(13,983)	(38,682)	(50,840)
Loss on repayment of senior bonds	—	(1,102)	—	(1,102)
Write off of deferred financing costs	—	(212)	—	(212)
Interest income	138	713	302	1,082

Income/(loss) before income taxes and share of result of equity method investments	$(45,418)	$6,853	(38,394)	35,033
Income taxes	(1,188)	(4,459)	(1,969)	(5,949)
Share of results of equity method investments	6,449	7,861	11,147	25,794

Net income/(loss)	$(40,157)	$10,255	(29,216)	54,878
Net income attributable to non-controlling interests	(576)	(287)	(1,748)	(1,405)

Net income/(loss) attributable to stockholders of Navigator Holdings Ltd.	$(40,733)	$9,968	(30,964)	53,473

Earnings/(loss) per share attributable to stockholders of Navigator Holdings Ltd.:
Basic and diluted:	$(0.53)	$0.13	$(0.48)	$0.69
Weighted average number of shares outstanding:
Basic:	77,183,379	77,216,530	64,669,567	77,234,830
Diluted:	77,183,379	77,537,386	64,669,567	77,558,494

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This press release on Form 6-K certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this press release. These risks and uncertainties include, but are not limited to:

•

the completion of the Company’s year end close procedures and further financial review with respect to the Company’s financial statements for the year ended December 31, 2022, and other developments that may arise between now and the disclosure of the Company’s final results.

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to continue to comply with all our debt covenants;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•

our vessels engaging in ship to ship transfers of liquefied petroleum gas (“LPG”) or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;

•	the impact of the Russian invasion of Ukraine;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our ability to maintain appropriate internal controls over financial reporting and our disclosure controls and procedures;

•

our expectations regarding the financial success of the Ethylene Export Terminal and our related Export Terminal Joint Venture and our expectations regarding the completion of construction and financing, and the financial success, of the Expansion Project;

•

our expectations regarding the financial success of our Luna Pool collaborative arrangement and our Navigator Greater Bay Joint Venture; the timing and costs of the anticipated vessel acquisitions by our Navigator Greater Bay Joint Venture;

•

our expectations regarding the integration, profitability and success of the vessels and businesses acquired in the Ultragas Transaction and the operational and financial benefits from the combined businesses and fleet; and

All forward-looking statements included in the press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.